UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No.9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Exhibit Index

Exhibit Number	Exhibit
99.1	Press Release -- Wing Yip Food Holdings Group Limited Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: June 17, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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